DANIMER SCIENTIFIC, INC.

140 Industrial Boulevard

Bainbridge, GA 39817

August 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Ibolya Ignat

Li Xiao

Re: Danimer Scientific, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 8, 2022

File No. 001-39280

Ladies and Gentlemen:

By letter dated July 18, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Danimer Scientific, Inc. (the “Company”) with comments to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021, filed on March 8, 2022 (the “Annual Report”). This letter contains the Company’s responses to the Staff’s comments.

The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s July 18, 2022 comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations, page F-7

1.
Please provide for us the amount of revenue recognized separately from the sale of PHA and PLA-based resins, and tell us your consideration of quantifying such revenues separately on the face of your statements of operations or in the notes to your financial statements as required by ASC 280-10-50-40. Also tell us why you have not provided a breakout of cost of revenue by products and services as required by Item 5-03(b)(1) - (2) of Regulation S-X on the face of your statements of operations. Accordingly, please consider revising your presentation and provide us with the proposed presentation you intend to include in future filings. As a related matter, please enhance your disclosures in the results of operations under the MD&A to provide additional quantitative discussion about your revenue and cost of sales on a more disaggregated basis, as well as any impact from changes in prices or volumes. Refer to Item 303(b)(2) of Regulation S-K.

Response:

For the year ended December 31, 2021, Company revenues from PHA-based resin and PLA-based resins were approximately $21.3 million and $29.5 million, respectively. The Company respectfully submits to the Staff that the Company considers PHA and PLA resin products to be “similar products” as contemplated by ASC 280-10-50-40, and accordingly the Company reported these revenues on a combined basis in the Annual Report. In reaching this conclusion, the Company considered by analogy the guidance, including all relevant factors, in ASC 280-10-50-11. Among these factors, we noted that the Company’s products are all compostable / biodegradable formulated resins that contain various materials, all serve generally similar market needs (replacing petrochemical-based plastics), and are sold to similar customers.

Furthermore, some of the Company’s PHA-based resins often contain PLA as well, and the Company offers formulations that don’t include either of these base polymers. The Company’s EDGAR filings discuss PHA extensively as a proprietary and potentially important new raw material in its formulations with some different chemical properties, but this should not be understood to indicate that PHA is in and of itself a separate product category.

The Company did not provide a breakout of cost of revenue by products and services in the Annual Report because management does not consider the cost of services to be quantitatively or qualitatively material to overall cost of revenue. For the year ended December 31, 2021, cost of services was less than 5% of total cost of revenue.

The Company believes the presentations of revenue and cost of revenue in its Annual Report are consistent with the requirements of U.S. generally accepted accounting principles (“US GAAP”), and further believes that the related analysis in Management’s Discussion and Analysis is presented at the appropriate level of disaggregation for the reader to understand operation changes in the business and in compliance with related regulations and SEC guidance.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Convertible Debt and Capped Call, page F-12

2.
We note your statement that you determined that your 3.250% Convertible Senior Notes (Notes) should be presented at stated carrying value net of issuance costs, and that the conversion feature was not required to be accounted for separately as a derivative. We also note your statement that your capped call options are indexed to your own common stock and are classified in stockholders’ equity. Please provide us your analysis that established your accounting for the elements of your Notes. Please address the convertible and redeemable provisions, and the capped call options in your response. Please cite the paragraphs within the accounting literature you relied upon to support your accounting. For the benefit of your investors, provide us proposed revisions to your existing accounting policy disclosure to include information about significant assumptions and judgments made in your accounting for the elements of your Notes. Please assure that all of the pertinent terms of the Notes and of its features are adequately disclosed.

Response: The Company prepared an exhaustive accounting analysis contemporaneously with the Notes offering, salient summaries of which are provided below in response to the specific items the Staff has noted above.

Accounting for the conversion feature

The Company’s conclusion that the conversion feature, which meets the definition of a derivative, was not required to be accounted for separately as a derivative is based on ASC 470-20-25-12:

A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of the convertible debt instrument shall be accounted for as attributable to the conversion feature unless the conversion feature is required to be accounted for separately as an embedded derivative under Subtopic 815-15 or the conversion feature results in a premium that is subject to the guidance in paragraph 470-20-25-13.

The Company further evaluated the abovementioned exceptions by referring to ASC 815-15 and concluded that the conversion feature qualifies for a scope exception under ASC815-10-15-74(a). Since the conversion feature qualifies for such scope exception, it is not required to be accounted for separately as an embedded derivative. Such guidance is as follows:

Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a Contracts issued or held by that reporting entity that are both:

1 Indexed to its own stock

2 Classified in stockholders’ equity in its statement of financial position.

The conclusion that the convertible provision, which provides for conversion from debt to the Company’s own common stock, represents an index to the Company’s common stock is the result of a factual review of the terms of the Notes, including all of the exercise contingencies and settlement provisions. The exercise contingencies were not based on any observable market or index other than that related to the Company and its own stock. With respect to the identified settlement provisions and conversion rate adjustments, all adjustments were found to be consistent with the “fixed-for-fixed” accounting guidance as presented in ASC 815-40-15-7C through 7F, which was specifically considered in the structuring of the Notes.

Additionally, the Company noted there is no requirement to settle the Notes in cash or pay a cash penalty in any circumstances, there is a limit on the number of shares to be issued at settlement, and the Company maintains a sufficient number of authorized and unissued shares to provide for share settlement, which further support that the equity classification requirements in ASC 815-40-25 are met. Since the Notes provide that the Company retains the right to settle the Notes in shares if desired, the conversion feature is classified in stockholder’s equity, as described in ASC 815-40-25-1-2:

25-1 The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that:

a.
Contracts that require net cash settlement are assets or liabilities.
b.
Contracts that require settlement in shares are equity instruments.

25-2 Further, an entity shall observe both of the following:

a.
If the contract provides the counterparty with a choice of net cash settlement or settlement in shares, this Subtopic assumes net cash settlement.
b.
If the contract provides the entity with a choice of net cash settlement or settlement in shares, this Subtopic assumes settlement in shares.

Accounting for the redemption feature

Upon the occurrence of certain “Fundamental Changes” (as defined in the indenture governing the Notes), including, among other things, certain business combination transactions involving the Company and certain de-listing events with respect to the Company’s common stock, and subject to specified exceptions set forth in the indenture, the Noteholders may require the Company to repurchase the Notes. Additionally, subject to the conditions set forth in the indenture, the Notes will be redeemable at the Company’s option between December 20, 2024, and October 20, 2026, but only if certain liquidity conditions are satisfied and the last reported sale price per share of the Company’s common stock exceeds the specified threshold price set forth in the indenture. To determine whether the redemption feature must be accounted for separately from the Notes, the Company considered the guidance in ASC 815-15-25-1 which outlines the criteria for bifurcating embedded derivatives:

25-1 An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.
The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.
The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.
c.
A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of Subtopic 815-10 and this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

The terms of the Notes indicate that the risk of the embedded redemption features are clearly and closely related to the Notes themselves, since the features to redeem the outstanding principal and accrued interest are not adjusted based on changes in any index or solely upon interest rates, and the Notes do not involve a substantial premium or discount as noted above. Since all three criteria of paragraph 25-1 must be met to require bifurcation, the failure of the first criteria set forth in clause a. of ASC 815-15-25-1 to have been satisfied is sufficient in and of itself to rule out bifurcation. Therefore, the redeemable provision is not accounted for separately.

The Company also identified certain additional interest features in its analysis of the Notes that would be accounted for as embedded derivatives that would require bifurcation; however, it was determined any fair value associated with these features would be de minimis to the financial statements.

Accounting for the capped calls

At the same time the Company entered into the Note transaction, the Company also entered into the Capped Call Transactions. In this arrangement, the Company purchased a call option to purchase Danimer stock with a cap on the strike price.

The Capped Calls are effectively a set of derivatives but are separate from the Convertible Notes themselves. In consideration of the ASC definition of a “Freestanding Financial Instrument”, the Capped Calls are concluded to be a separate unit of account from the Convertible Notes themselves since they do not have identical counterparties and because there is a substantive business purpose to executing the convertible debt and the Capped Calls in two different transactions. The investors in a convertible debt seek a lower conversion price (i.e. to receive more shares) while the issuer of a convertible debt seeks to reduce dilution (i.e. to issue fewer net shares); the issuer’s objective is accomplished through the Capped Call transactions. Since the Capped Call transactions have similar terms, we analyze all the Capped Call Options collectively.

Management considered whether the Capped Call Options should be accounted for under ASC 480. Management noted the purchased call options provide the Company the right, but not an obligation, to purchase its own shares. ASC 480 applies only to freestanding financial instruments that embody obligations to the issuer. The purchased call option does not meet this characteristic and was determined to not be in the scope of ASC 480.

Management then followed a similar analysis of the Capped Call transactions under the derivative scope exception guidance under ASC 815-10-15-74(a), concluding that the Capped Call options are both indexed to the Company’s own stock as they met both steps of the indexation guidance, and also meet the criteria for equity classification in the balance sheet.

Assumptions and Judgments

The Company appreciates the view of the Staff on the transparency of the current disclosures in this area and proposes the following revised disclosures surrounding the relevant assumptions and judgments in future Annual Reports on Form 10-K, Note 2 under the subheader Convertible Debt and Capped Call:

We reviewed the applicable models under the simplified guidance and determined that this borrowing should be accounted for as debt and should be presented at stated carrying value net of issuance costs. Additionally, we determined that since the conversion feature in the Notes is indexed solely in our own common stock and since we retain the option to settle the Notes in shares, the conversion feature qualified for a “scope exception” to treatment as a derivative since the conversion feature qualifies as “fixed for fixed”, meaning the settlement is equal to the difference between a fixed monetary amount of convertible notes and the fair value of a fixed number of the Company’s shares, and therefore, we did not separately account for it as a derivative.

While the Notes are subject to redemption at the option of the Noteholder in certain situations, we concluded that the risks associated with the redemption provisions are clearly and closely associated with the risks associated with the Notes themselves since the Notes were not issued at a “substantial discount or premium” and since the redemption provisions include only principal and accrued interest and are not adjusted based on any index other than the Company’s common stock.

In conjunction with the convertible debt, we entered into capped call transactions in which we purchased a call option to receive shares of our common stock. The capped call options are legally separate from the convertible debt, and we accounted for the capped call options separately from the convertible debt. The capped call options are indexed solely to our own common stock and classified in stockholders’ equity since we retain the right to receive shares, at our option, if we exercise the capped call options. We recorded the premiums paid for the capped call options, equal to their fair value at inception, as reduction to additional paid-in capital.

Note 6. Property, Plant and Equipment, net, page F-19

3.
We note construction in progress represented approximately 67% and 25% of property, plant and equipment and total assets, respectively, at December 31, 2021. We also note the balance has significantly increased year over year. Given its significance to your balance sheet, please confirm that you will revise your notes to the financial statements in future filings to disclose the nature of the costs included in construction in progress. In doing so, please disaggregate your construction in progress to present separate balances for your Winchester, Kentucky, Bainbridge, Georgia, and Rinnovo plants, and disclose when you anticipate each of the assets to be placed in service. Your accounting policy should be revised to state when your construction in progress will be transferred to fixed assets, and should discuss your depreciation policy. Please provide us with the proposed disclosures you intend to make in response to our comment.

Response:

The Company respectfully acknowledges the Staff’s comment and proposes the following form of disaggregation of construction in progress (CIP) format for future filings, with December 31, 2021 balances included for illustrative purposes:

Kentucky	$ 128,289
Georgia	83,660
New York	698
$ 212,647

The Company also proposes inclusion of the following disclosure, or updates thereto as applicable, in our Property, Plant and Equipment note in future Exchange Act filings (note this omits disclosure of an in-service date for the commercial Rinnovo plant since the Company has not commenced that project, but a similar disclosure would be made when applicable):

We anticipate placing the Phase II expansion of our facility in Kentucky in service during the quarter ending September 30, 2022. We do not have an expected in-service date for our Greenfield facility in Georgia at this time, since that project is still in an early stage of completion.

In addition, the Company proposes the following addition to the existing Property, Plant and Equipment, net accounting policy disclosure on page F-11:

Costs for property, plant and equipment that have not yet been placed in service are accumulated and reported in the caption construction in progress. As such, construction in progress includes expenditures to purchase physical assets from vendors; construction costs; engineering, project management and labor costs; legal and administrative costs; the costs of materials consumed in installation and testing; capitalized interest; and any other incremental costs incurred in order to bring the assets to the condition and location required for them to operate as we intend. After being placed in service, we will transfer each asset to the appropriate caption within property, plant and equipment and commence depreciation.

4.
As a related matter, your cost of revenue and gross profit disclosures in MD&A on page 34 state that you anticipate that your per-unit fixed-cost absorption will improve as rent, depreciation and other fixed costs become a smaller portion of your overall cost of revenue, as PHA production output at the Kentucky Facility continues to increase. Please explain to us, and revise if necessary, the expected short term and long term impacts to your operations of your Phase II Kentucky expansion once placed in production in 2022, as well as your other construction in progress projects. Refer to Item 303(a)(2)(ii) of Regulation S-K for disclosure requirements for known trends and uncertainties.

Response: The Company respectfully acknowledge the Staff’s comment. The Company notes that as production volumes increase against fixed-cost pools, the per-unit allocation of such fixed cost will correspondingly decrease. As a corollary, as fixed cost per unit decreases, fixed cost will decline as a percentage of total cost, if all else remains constant. The Company expects to increasingly realize this benefit per-unit fixed-cost absorption as the Company increases utilization of the Phase II assets in the short term, and to essentially retain the structural cost benefit of greater leverage in the long term.

With respect to Item 303(b)(2)(ii) of Regulation S-K, while the Company expects improved profitability to improve its cash flow, the Company does not believe that this relationship between fixed costs and production volume constitutes a material trend in the Company’s capital resources, and the Company does not expect a related material change in the mix or relative cost of capital resources, nor material changes to the Company’s debt or equity. In response to the Staff’s comment, the Company proposes that to the extent Management’s Discussion and Analysis in any future filing includes such a concept, the Company would include the following language:

While it is not practicable to predict precisely when particular production volume levels will be achieved or sustained, nor to project our fixed costs with precision as we continue to innovate in our production processes, we expect that this improvement in per-unit cost absorption will continue until we reach full utilization. Beyond that point, incremental improvements in per-unit cost absorption would require implementation of additional capacity.

Note 7. Intangible Assets and Goodwill, page F-19

5.
Please provide us an analysis with reference to authoritative literature supporting your accounting policy to capitalize patent defense and application costs. To the extent that your accounting is supportable, please revise your disclosure in future filings to explain your rationale.

Response: The Company acknowledges the Staff’s comment regarding capitalizing deferred legal fees and intangible assets and recognizes that there is diversity of practice as regards the treatment of external legal fees incurred in connection with the defense of patents. Specifically, these costs can be deferred if it is probable that patent validity will ultimately be substantiated; that incurring such costs enables the Company to realize future economic value from the patent(s); and that upon successfully defending the patent, these deferred costs can then be capitalized as an intangible asset. An alternative treatment when accounting for patent defense costs allows for expensing costs as incurred. In practice, capitalizing or expensing external patent defense costs is an accounting policy decision. The Company believes that the decision of whether to capitalize or expense costs associated with the defense of the Company’s patents is an accounting policy decision that should take into account the prospective increase in economic benefits consequent to a successful patent defense, and the Company notes further that it assessed the successful defenses of the relevant patents to be probable.

Based on this assessment, the Company determined it is appropriate to follow the former approach; i.e., to capitalize costs, based on the literature summarized below:

•
Statement of Financial Accounting Concepts No. 6, paragraph 25: States that “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”
•
AICPA Technical Practice Aid, Technical Questions and Answers Section 2260: States that “If defense of the patent lawsuit is successful, costs may be capitalized to the extent of an evident increase in the value of the patent. Legal costs which relate to an unsuccessful outcome should be expensed.”
•
Statement of Financial Accounting Concepts No. 6, paragraph 247: States that “. . . the legal and other costs of successfully defending a patent from infringement are “deferred legal costs” only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.”
•
And further, since a patent is an intangible asset that does not meet the criteria requiring expensing when incurred under ASC 350-30, “Costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business or nonprofit activity and related to an entity as a whole, shall be recognized as an expense when incurred.”

In order to clarify that defense costs are limited to successful defenses, the Company proposes to amend its disclosure in future filings to include, among other details, the following in our discussion of accounting for patent costs:

“We capitalize patent acquisition costs and legal fees related to the defense of patents when we believe a successful defense of that patent is probable and that a successful defense increases the value of the patent.”

* * *

In connection with the foregoing responses to the Staff’s comment, the Company hereby acknowledges that:

•
the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this response letter, please do not hesitate to contact the undersigned at (229) 726-8238.

DANIMER SCIENTIFIC, INC.

/s/ Michael A. Hajost

Michael A. Hajost

Chief Financial Officer